UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces Second Quarter 2017

Operational and Financial Results

Monterrey, Mexico, July 20, 2017— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated results for the second quarter 2017.1

Second quarter 2017 summary

OMA generated growth in its operating indicators and solid financial results in the second quarter of 2017. The sum of aeronautical and non-aeronautical revenues rose 11.4%. The increase in aeronautical revenues reflects an increase of 8.3% in passenger traffic. Non-aeronautical revenue growth was noteworthy for the performance of diversification activities, principally hotels and OMA Carga, and the increase in complementary services as a result of higher checked baggage screening revenues. Adjusted EBITDA rose 16.0%, with an Adjusted EBITDA margin of 65.1%. Operating income rose 19.6%, and net income increased 14.4%.

___________

1 Unless otherwise stated, all references are to the second quarter of 2017 (2Q17), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 18.3207 as of June 30, 2016, Ps. 20.6640 as of December 31, 2016, and Ps. 18.0279 per U.S. dollar as of June 30, 2017.

The principal results of the second quarter include:

▪	Total terminal passenger traffic increased 8.3% to 4.9 million in 2Q17. Domestic traffic increased 8.8%, while international traffic increased 4.9%. The Monterrey, Chihuahua, Culiacán, and Zihuatanejo airports recorded the most growth.
▪	Aeronautical revenues increased 13.0%, principally as a result of the growth in passenger traffic and an increase in specific tariffs in 2Q17.
▪	Aeronautical revenues per passenger increased 4.3% to Ps. 219.6.
▪	Non-aeronautical revenues increased 6.8%, principally as an indirect result of increased passenger traffic and the performance of diversification activities.
▪	Non-aeronautical revenues per passenger decreased 1.4% to Ps. 73.3.
▪	Adjusted EBITDA[2] increased 16.0% to Ps. 936 million. The Adjusted EBITDA margin reached 65.1%, up 2.57 percentage points.
▪	Consolidated net income increased 14.4% to Ps. 510 million. Earnings per share increased 13.0% to Ps. 1.29, while earnings per American Depositary Share (ADS) rose 14.8% to US$ 0.57, based on weighted average shares outstanding.
▪	Total Capex, major maintenance, and other smaller expenditures included in the Master Development Programs (MDP) and strategic investments totaled Ps. 331 million.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA to Net Income in the corresponding section of this report; see also the Notes to the Financial Information.

2

2Q17 Operating Results

Operations, Passengers, and Cargo

Total available seats increased 4.4% to 6,508,664 seats, as airlines continue to optimize their fleets.

The total number of flight operations (takeoffs and landings) decreased 6.2% to 83,342 operations. Domestic flight operations decreased 6.7%, and international operations decreased 2.2%.

Total passenger traffic increased 8.3% (+377,446 passengers). Of total passenger traffic, 88.4% was domestic, and 11.6% was international. Commercial aviation accounted for 98.4% of passenger traffic. Monterrey generated 50.0% of passenger traffic, Culiacán 9.5%, and Chihuahua 7.3%.

Domestic passenger traffic increased 8.8% (+350,978 passengers). Ten airports recorded growth, with the largest increases in: Monterrey (+9.7%; +189,412), as a result of increased traffic on the Cancún and Guadalajara routes; Chihuahua (+21.2%; +58,066) and Culiacán (+13.5%; +54,613), as a result of growth in traffic on their Mexico City and Guadalajara routes; and Ciudad Juárez (+8.8%; +23,671) as a result of higher traffic on its Guadalajara and Monterrey routes. On the other hand, the airports of Reynosa (-9.7%, -13,617 passengers) and Durango (-13.0%, -12,797) had the largest decreases mainly due to a smaller number of passengers on the route to Mexico City.

3

International passenger traffic increased 4.9%, and eleven airports recorded increases in international traffic. The most important increases were: Monterrey (+3.3%; +10,161 passengers), as a result of traffic on its Detroit, Chicago, and Atlanta routes; Zacatecas (+18.7%; +5,483), with increased traffic on its Chicago and Los Angeles routes; and Durango (+56.0%; +5,287), with increased traffic on its Los Angeles route.

See Annex Table 1 for more detail on passenger traffic by airport.

Air cargo volumes increased 7.1%. Of total air cargo volume, 60.1% was domestic and 39.9% was international.

Commercial Operations

OMA implements its commercial strategy through continuous improvement in the services offerings in its airports. This strategy resulted in the opening of 16 commercial initiatives in 2Q17, including financial services, communication, retail stores, and hotel promotion. The commercial space occupancy rate was 97.4% in 2Q17.

4

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 87.5% occupancy rate and a 5.1% increase in the average room rate to Ps. 2,226 per night. Revenues increased 13.1% to Ps. 63 million.
▪	The Hilton Garden Inn had a 73.5% occupancy rate, with an average room rate of Ps. 2,023, up 3.0%. Revenues grew slightly to Ps. 22 million.

OMA Carga Operations

▪	OMA Carga increased both air and land freight logistics activities, recording a 16.6% increase in revenues to Ps. 37 million. Freight handled grew 13.0% to 8,259 metric tons.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: The two warehouses in operation generated Ps. 3 million in revenues in 2Q17. The third 5,000 m2 warehouse and the fourth 10,500 m2 warehouse are in the commercialization phase.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 13.0% to Ps. 1,079 million, principally as a result of higher passenger volumes and increases in specific tariffs in 2Q17. Revenue from domestic passenger charges increased 13.2%, revenue from international passenger charges increased 22.5%, and other aeronautical services revenue increased 1.5%.

Monterrey contributed 47.4% of aeronautical revenues, Culiacán 9.3%, Chihuahua 7.3%, and Ciudad Juárez 6.0%.

Aeronautical revenues per passenger were Ps. 219.6, an increase of 4.3%.

Non-aeronautical revenues increased 6.8% to Ps. 360 million, and represented 25.0% of the sum of aeronautical and non-aeronautical revenues. The increase reflected principally the expansion of diversification activities.

5

Non-aeronautical revenues per passenger decreased 1.4% to Ps. 73.3. Non-aeronautical revenues per passenger, excluding diversification activities, were Ps. 47.0.

6

Commercial activities contributed an incremental Ps. 3 million (+2.0%). The line items that had the largest variations were:

▪	Revenue from retailers (+12.2%; +Ps. 3 million), as a result of increased participation revenues from the stores that opened in 2016, the increase in passenger traffic, and the opening of two new stores in 2017.
▪	Restaurants (+10.1%; Ps. +2 million), as a result of the increase in participation from the maturation of openings at the end of 2016, increased passenger traffic, and the opening of two new establishments in 1Q17.
▪	Car rental (+10.8%; +Ps. 2 million), as a result of increased participation revenues resulting from higher passenger volumes, the opening of new operations in 2016, and better contractual terms.
▪	Advertising (-16.9%, -Ps. 6 million), as a result of the replacement of advertising fixtures that is underway this year.

Diversification activities contributed an additional Ps. 15 million (+13.2%). The most important contributions came from hotel services (+9.1%; +Ps. 7 million) and OMA Carga (+16.6%; +Ps.5 million).

Complementary activities generated an increase of Ps. 4 million (+8.1%), principally because of higher revenues from checked baggage screening.

Construction revenues were Ps. 300 million (+540.7%) and represent the value of improvements to concession assets made during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. (See Notes to the Financial Information and discussion of MDP expenditures below.)

Total revenues, including construction revenues, increased 29.9% to Ps. 1,739 million.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses (G&A), excluding those related to the hotels and industrial park, decreased 0.6%. The decrease was largely because of a decrease in minor maintenance and the line item other costs and expenses. These were offset by increases in utilities, principally as a result of higher electricity rates.

7

The major maintenance provision was a charge of Ps. 74 million in 2Q17, a decrease of 7.8%, resulting from a reduction in the estimated future levels of the National Producer Price Index (INPP) applied to the cost of projects. The balance of the maintenance provision as of June 30, 2017 was Ps. 779 million, compared to Ps. 670 million at the end of 2016.

Construction costs are equal to construction revenues and generate neither a gain nor a loss. It should be noted that construction revenues and costs are a function of the advance in execution of projects in the Master Development Programs (MDP) in the 13 airports, and variations depend on the rate of project execution. The increases in 2Q17 reflect the large number of MDP projects currently underway.

The airport concession tax increased 13.1% as a result of the growth in revenues.

The technical assistance fee increased 48.7% to Ps. 32 million, as a result of the growth in EBITDA. (See Notes to the Financial Information for the calculation base).

As a result of the foregoing, total operating costs and expenses increased 39.9% to Ps. 949 million. The increase resulted principally from the increase in construction costs. Excluding construction costs, total costs and operating expenses were Ps. 649 million, an increase of 2.8%.

8

Adjusted EBITDA and Operating Income

As a result of the Company’s continuing initiatives to increase revenues and control costs and expenses, Adjusted EBITDA increased 16.0% to Ps. 936 million. The Adjusted EBITDA margin rose 2.57 percentage points to 65.1%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income rose 19.6% to Ps. 790 million, with an operating margin of 45.4%.

9

Financing Expense

Financing expense increased by Ps. 58 million to Ps. 90 million in 2Q17. The increase was principally the result of the exchange loss in 2Q17 from the appreciation of the peso against the U.S. dollar, which affected the valuation of cash holdings denominated in U.S. dollars.

Taxes

Taxes were Ps. 190 million. Cash tax payments increased to Ps. 186 million as a result of an increase in the taxable base. The effective tax rate was 27.2%.

Net Income

Consolidated net income increased 14.4% to Ps. 510 million.

Earnings per share, based on net income of the controlling interest, increased 13.0% to Ps. 1.29; earnings per ADS increased 14.8% to US$0.57. Each ADS represents eight Series B shares.

10

MDP, Strategic Investment, and Quality Improvement Expenditures

OMA maintains its firm commitment to provide services of the highest quality for its passengers and airline clients in all thirteen airports. As a result, we are constantly undertaking maintenance projects, development and optimization of infrastructure, and acquisition and repair of equipment, in accordance with domestic and international standards of quality, safety, and airport operation, in a framework of sustainability. Total 2Q17 investment expenditures for capital expenditures, major maintenance, and other non-capitalized expenses included in the MDP and strategic investments3 were Ps. 331 million, and included Ps. 300 million in improvements to concessioned assets, Ps. 15 million for major maintenance, and Ps. 16 million for strategic investments.

The MDP investment commitment for 2017 in the 13 airports was Ps. 1,410 million.4 As of the end of 2Q17, 69% the works for planned for 2017 have been contracted.

The most important investment expenditures in 2Q17 included:

Debt

As of June 30, 2017, total debt was Ps. 4,643 million and net debt was Ps. 2,758 million. The ratio of net debt to Adjusted EBITDA was 0.76. Of total debt, 97% was denominated in Mexican pesos, and 3% in U.S. dollars.

_________________

3 The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

4 In Pesos of December 31, 2016 purchasing power.

11

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

Cash Flow Statement

For the first six months of 2017, operating activities generated cash of Ps. 1,410 million, a 69.5% increase compared to the same period of 2016. The increase resulted principally from increased operating income and a reduction in client accounts receivable, which had increased during 2016 as a result of the transition to the new SAP system; these increases were partially offset by higher tax payments.

Investing activities used cash of Ps. 647 million. Outflows included principally Ps. 656 million for improvements to concessioned assets and Ps. 54 million for property, plant and equipment.

Financing activities generated an outflow of Ps. 1,746 million, principally for payment of a dividend of Ps. 1,575 million and interest payments of Ps. 161 million.

As a result of the foregoing, cash decreased Ps. 983 million during the first six months of 2017. The balance of cash and cash equivalents was Ps. 1,886 million as of June 30, 2017.

12

Material and Subsequent Events

OMA recognized as A Great Place to Work in Mexico for the 7th consecutive year. On April 20th, OMA was recognized as a Great Place to Work in Mexico, in the category of companies of 500 to 5,000 employees and multinationals, in a ceremony in Mexico City.

Payment of a dividend of Ps. 1,600 million. The Annual Shareholders’ Meeting on April 28, 2017 approved the payment of a dividend of Ps. 1,600 million in a single installment of Ps. 4.00 per share. The payment was made on May 16, 2017.

Extraordinary Shareholders’ Meeting. The Meeting, which was held on May 31, 2017, approved the cancellation of 6,229,027 Series B shares that OMA representing minimum or fixed social capital, acquired in accordance with Article 56 of the Securities Market Law.

Start of the Monterrey - Seoul, Korea route operated by Aeroméxico. The new route was inaugurated on July 1 by Aeroméxico in Terminal B of the Monterrey airport, connecting Monterrey with the capital of South Korea. The flight originates in Mexico City, stops in Monterrey, and continues directly to Incheon Airport.

13

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 2Q17 earnings conference call on July 24, 2017 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-877-741-4240 toll-free from the U.S. or 1-719-325-4762 from outside the U.S. The conference ID is 6796691. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm .

A taped replay will be available through July 31, 2017 at 1-844-512-2921 toll free or + 1-412-317-6671, using the same conference ID.

14

Annex Table 1

Passenger Traffic

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	2Q16	2Q17	% Var	6M16	6M17	% Var
Acapulco	158,950	158,745	(0.1)	365,381	364,354	(1.1)
Ciudad Juárez	274,511	294,274	7.2	509,830	554,495	8.8
Culiacán	410,412	466,744	13.7	796,487	896,363	12.5
Chihuahua	301,388	360,612	19.7	572,555	683,816	19.4
Durango	108,004	100,494	(7.0)	200,428	192,036	(4.2)
Mazatlán	223,798	236,927	5.9	493,761	529,136	7.2
Monterrey	2,257,825	2,457,398	8.8	4,178,071	4,553,768	9.0
Reynosa	141,005	128,105	(9.1)	250,466	244,503	(2.4)
San Luis Potosi	125,709	139,916	11.3	226,887	265,438	17.0
Tampico	184,944	183,600	0.9	344,406	339,021	(1.6)
Torreón	161,417	159,638	(1.1)	298,406	311,210	4.3
Zacatecas	83,504	92,036	10.2	158,176	169,348	7.1
Zihuatanejo	107,711	135,135	25.5	313,429	354,066	13.0
Total	4,536,178	4,913,624	8.3	8,708,283	9,451,554	8.5

Domestic Passengers	2Q16	2Q17	% Var	6M16	6M17	% Var
Acapulco	150,719	149,611	(0.7)	328,525	323,908	(1.4)
Ciudad Juárez	269,880	293,551	8.8	503,467	553,155	9.9
Culiacán	404,934	459,547	13.5	787,608	880,646	11.8
Chihuahua	273,869	331,935	21.2	520,505	631,011	21.2
Durango	98,571	85,774	(13.0)	182,192	165,911	(8.9)
Mazatlán	166,626	179,716	7.9	321,197	343,348	6.9
Monterrey	1,949,513	2,138,925	9.7	3,590,112	3,954,776	10.2
Reynosa	140,853	127,236	(9.7)	250,171	242,892	(2.9)
San Luis Potosi	89,357	100,495	12.5	161,668	191,884	18.7
Tampico	174,286	172,871	0.9	323,749	318,785	(1.5)
Torreón	146,238	146,681	0.3	270,610	286,813	6.0
Zacatecas	54,110	57,159	5.6	103,933	107,148	3.1
Zihuatanejo	76,453	99,886	30.7	152,117	183,353	20.5
Total	3,992,409	4,343,387	8.8	7,495,854	8,183,630	9.2

International Passengers	2Q16	2Q17	% Var	6M16	6M17	% Var
Acapulco	8,231	9,134	11.0	36,856	37,446	1.6
Ciudad Juárez	4,631	723	(84.4)	6,363	1,340	(78.9)
Culiacán	5,478	7,197	31.4	8,879	15,717	77.0
Chihuahua	27,519	28,677	4.2	52,050	52,805	1.5
Durango	9,433	14,720	56.0	18,236	26,125	43.3
Mazatlán	57,172	57,211	0.1	172,564	185,788	7.7
Monterrey	308,312	318,473	3.3	587,959	598,992	1.9
Reynosa	152	869	471.7	295	1,611	446.1
San Luis Potosi	36,352	39,421	8.4	65,219	73,554	12.8
Tampico	10,658	10,729	0.7	20,657	20,236	(2.0)
Torreón	15,179	12,957	(14.6)	27,796	24,397	(12.2)
Zacatecas	29,394	34,877	18.7	54,243	62,200	14.7
Zihuatanejo	31,258	35,249	12.8	161,312	167,713	4.0
Total	543,769	570,237	4.9	1,212,429	1,267,924	4.6

See Notes to the Financial Information

15

Annex Table 2

16

Annex Table 3

17

Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	As of June 30,		
	2016	2017	% Var.
Operating Activities			
Income Before Taxes	1,151,637	1,305,046	13.3
Change in the value of cash and cash equivalents for fair value	222	137,360	61,773.7
Depreciation and Amortization	136,503	144,739	6.0
Major Maintenance Provision	122,408	122,775	0.3
Doubtful Accounts Provision	-	(6,442)	n.a.
(Profit) / Loss on Sales of Machinery and Equipment - Net	-	(668)	n.a.
Items in Results Related to Financing Activities			
Interest Income	(72,665)	(66,381)	(8.6)
Interest Expense	124,687	184,025	47.6
Non-Paid Exchange Fluctuation	11,406	(24,081)	n.a.
	1,474,198	1,795,473	21.8
Changes in:			
Trade Accounts Receivable - Net	(187,967)	167,188	n.a.
Recoverable Taxes	49,432	42,101	(14.8)
Other Accounts Receivable	(56,709)	(17,270)	(69.5)
Accounts Payable	(110,931)	(9,469)	(91.5)
Taxes and Accrued Expenses	(21,659)	(66,378)	206.5
Taxes Paid	(249,047)	(448,005)	79.9
Accounts Payable to Related Parties	(35,752)	(83,307)	133.0
Major Maintenance Payments	(11,196)	(34,622)	209.2
Other Long-Term Liabilities	81,706	64,318	(21.3)
Net Flow from Operating Activities	832,075	1,410,129	69.5
Investment Activities			
Acquisition of Property, Plant and Equipment	(101,177)	(53,585)	(47.0)
Investment in Airport Concessions	(46,329)	(655,875)	1,315.7
Other Long-Term Assets	(7,613)	(4,441)	(41.7)
Proceeds from Sale of Land, Machinery and Equipment	-	668	n.a.
Interest Income	72,665	66,381	(8.6)
Net Flow from Investing Activities	(82,454)	(646,853)	684.5
Cash Flow before Financing Activities	749,621	763,277	1.8
Financing Activities			
Repurchase of Shares	35,457	-	(100.0)
Loans - Paid	(27,682)	(26,619)	(3.8)
Interest Expense	(160,820)	(161,382)	0.3
Increase in the Non-Controlling Interest	26,981	17,150	(36.4)
Dividends Paid	(1,372,547)	(1,575,084)	14.8
Net Cash Flow from Financing Activities	(1,498,600)	(1,745,035)	17
Net Increase (Reduction) in Cash and Cash Equivalents	(748,980)	(982,659)	31
Effect of change for fair value of cash and equivalents	(222)	(137,360)	n.a.
Cash and Equivalents at Beginning of Period	2,665,641	3005,792	12.8
Cash and Equivalents at End of Period	1,916,439	1,885,774	(1.6)

See Notes to the Financial Information

18

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of June 30, 2016 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2015	392,156,377	302,398	29,786	5,546,458	1,041	(10,525)	81,369	5,950,527
Reissuance (Repurchase) of Shares - Net	335,588	(8,390)	-	-	43,857	-	-	35,467
Dividends Paid		-	-	(1,372,547)	-	-	-	(1,372,547)
Increase in Non-Controlling Interest	-	-	-	-	-	-	26,981	26,981
Increase in the Share Purchase Reserve	-	-	-	(1,198,959)	1,198,959	-	-	-
Comprehensive Income (Loss)	-	-	-	819,638	-	-	(317)	819,321
Balance as of June 30, 2016	392,491,965	294,008	29,786	3,794,590	1,243,857	(10,525)	108,033	5,459,749

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of June 30, 2017 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2016	393,770,973	303,644	29,786	4,846,045	1,383,124	(8,052)	132,433	6,686,980
Dividends Paid	-	-	-	(1,575,084)	-	-	-	(1,575,084)
Increase in Non-Controlling Interest	-	-	-	-	-	-	17,150	17,150
Increase in the Share Purchase Reserve	-	-	-	(116,876)	116,876	-	-	-
Comprehensive Income (Loss)	-	-	-	927,904	-	-	5,111	933,015
Balance as of June 30, 2017	393,770,973	303,644	29,786	4,081,989	1,500,000	(8,052)	154,694	6,062,061

See Notes to the Financial Information

19

Annex Table 6

Unaudited Operating Results by Airport

Thousand Passengers and Thousand Pesos

Monterrey	2Q16	2Q17	6M16	6M17
Total Passengers	2,257.8	2,457.4	4,278.1	4,553.8
Total Revenues	584,837	785,104	1,065,610	1,400,437
Aeronautical Revenues	431,311	511,494	783,995	936,816
Non- Aeronautical Revenues	141,723	130,078	266,565	254,821
Construction Revenues	11,804	143,532	15,050	208,800
Income from Operations	106,509	129,179	201,654	234,327
EBITDA	144,121	172,143	271,225	306,199

Culiacán	2Q16	2Q17	6M16	6M17
Total Passengers	420.4	466.7	796.5	896.4
Total Revenues	96,248	126,143	180,814	240,687
Aeronautical Revenues	84,964	100,868	157,868	189,399
Non- Aeronautical Revenues	11,284	13,420	22,550	24,869
Construction Revenues	-	11,855	396	26,419
Income from Operations	(3,480)	23,923	35,971	43,480
EBITDA	3,876	32,085	49,249	55,201

Chihuahua	2Q16	2Q17	6M16	6M17
Total Passengers	301.4	360.6	572.6	683.8
Total Revenues	83,894	104,126	140,636	205,135
Aeronautical Revenues	69,168	78,851	115,563	147,538
Non- Aeronautical Revenues	11,915	13,146	21,890	25,474
Construction Revenues	2,811	12,129	3,183	32,123
Income from Operations	8,898	18,871	21,824	34,600
EBITDA	16,283	28,342	47,450	46,790

Ciudad Juárez	2Q16	2Q17	6M16	6M17
Total Passengers	274.5	294.3	509.8	554.6
Total Revenues	61,746	82,168	106,106	158,124
Aeronautical Revenues	52,636	64,312	88,914	114,351
Non- Aeronautical Revenues	8,267	10,052	16,280	19,795
Construction Revenues	843	7,804	912	23,979
Income from Operations	3,602	15,065	19,368	26,829
EBITDA	13,833	27,618	36,230	46,161

Mazatlán	2Q16	2Q17	6M16	6M17
Total Passengers	223.8	256.9	493.8	529.1
Total Revenues	84,107	82,140	146,949	183,900
Aeronautical Revenues	62,746	59,971	117,052	142,000
Non- Aeronautical Revenues	20,537	12,557	26,392	24,803
Construction Revenues	823	9,612	3,505	17,097
Income from Operations	4,121	15,247	28,394	33,189
EBITDA	12,580	24,866	44,514	48,260

Acapulco	2Q16	2Q17	6M16	6M17
Total Passengers	159.0	158.7	365.4	361.4
Total Revenues	50,141	95,881	107,674	218,633
Aeronautical Revenues	33,546	37,234	76,293	88,041
Non- Aeronautical Revenues	7,046	8,963	15,162	17,009
Construction Revenues	9,549	49,683	16,218	113,583
Income from Operations	(2,551)	9,546	19,881	21,010
EBITDA	2,031	18,686	30,643	35,179

Zihuatanejo	2Q16	2Q17	6M16	6M17
Total Passengers	107.7	135.1	313.4	351.1
Total Revenues	42,198	51,573	110,771	131,567
Aeronautical Revenues	28,964	38,198	86,138	109,283
Non- Aeronautical Revenues	6,948	7,271	15,175	15,249
Construction Revenues	6,285	6,104	9,458	7,036
Income from Operations	(12,042)	7,300	17,555	22,457
EBITDA	(14,719)	18,983	32,343	40,018

Other six airports	2Q16	2Q17	6M16	6M17
Total Passengers	801.6	803.8	1,478.8	1,521.6
Total Revenues	228,270	296,184	407,824	579,978
Aeronautical Revenues	186,044	191,880	337,644	373,615
Non- Aeronautical Revenues	27,456	27,442	48,658	51,509
Construction Revenues	14,770	76,862	21,523	154,854
Income from Operations	(5,411)	42,635	62,007	83,243
EBITDA	46,305	93,308	142,534	152,061

Consorcio Grupo Hotelero T2 (1)	2Q16	2Q17	6M16	6M17
Revenues	55,651	62,660	112,900	127,077
Income from Operations	16,290	18,867	31,515	39,203
EBITDA	21,468	24,059	41,868	49,592

Consorcio Hotelero Aeropuerto Monterrey (1)	2Q16	2Q17	6M16	6M17
Revenues	21,877	21,755	42,334	45,605
Income from Operations	6,172	5,762	10,950	13,036
EBITDA	8,465	8,287	15,434	18,019

OMA VYNMSA Aero Industrial Park	2Q16	2Q17	6M16	6M17
Revenues [2]	975	2,871	975	5,792
Income from Operations	(1,204)	111	(2,040)	414
EBITDA	(601)	2,300	(835)	4,574

[1] Includes results of other equity-method subsidiaries

[2] Includes cost recoveries

See Notes to the Financial Information

20

Annex Table 7

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

21

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

In December 2016, OMA elected early adoption of the amendments established by International Accounting Standard 27 (IAS 27), which allows for early adoption and retroactive application of the equity method of accounting for investments in subsidiaries, associates and joint ventures in OMA’s separate (holding company) financial statements. The change does not affect OMA’s consolidated results; it only affects the financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., on a legal-entity basis, which is the basis on which the annual Shareholders’ Meeting will allocate results for the period.

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from second parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from second party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the

22

maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s

23

estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the next five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH Collection T2 hotel: The NH Collection hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2016, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2016, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the second three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

24

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s second largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

25

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: July 20, 2017